Exhibit 99.9

FORM OF SUPPLEMENTAL DISCLOSURE FOR BERMUDA

      The following legend will be distributed to GM common stockholders of record resident in Bermuda as a supplement to the consent solicitation statement/prospectuses.

      The offer being made pursuant to this document is restricted to existing GM common stockholders on terms which are subject to the consent of the stockholders, and is not intended to constitute a public offer of securities in Bermuda. Neither the Bermuda Monetary Authority nor the Registrar of Companies of Bermuda has approved the contents of this document, and any statement to the contrary express or otherwise would constitute a material misstatement and an offence.